NEWS RELEASE
OTCQB:CPPXF

Continental Affiliate Names New CEO

Horten, Norway - July 8, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that its affiliate, VTT Maritime AS ("VTT"), has named Mr. Gunnar Buvik to take over as its CEO effective 1 July 2013.

Mr. Buvik has more than 25 years of management experience in maritime related service and supply to the offshore oil and gas industry and to construction and maintenance of offshore wind energy farms. A graduate of the Norwegian Naval Academy, he later completed a Masters Degree in Design of Information Systems at Cranfield Institute of Technology in the UK. For the past several months, he has served as a senior advisor and consultant to VTT.

Mr. Buvik will replace VTT company founder and majority shareholder, Mr. Torgeir Å. Evjen, as CEO. Mr. Evjen shall continue to work for VTT as a director and as a senior advisor to the CEO.

VTT is a privately owned Norwegian company based in Bergen, and is an established contractor for the North Sea offshore oil and gas industry. VTT provides services and management of heavy lifting operations, anchoring and removal of drilling rigs, installation of foundations and anchoring systems, vessel inspections and testing, vessel design, and project engineering.

The Company owns a 51% stake in Horten, Norway, based Visionaire Energy AS, which owns a 49% stake in VTT. The Company also shares a common director with VTT, Mr. Johnny Christiansen, and he also serves as Chairman of VTT's board.

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.